May 9, 2014

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549

Re:                             Rent-A-Center, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Form 10-K”)
Filed March 3, 2014

File No. 0-25370

Dear Mr. Cash:

This letter sets forth the responses of Rent-A-Center, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 6, 2014 (the “Comment Letter”) with respect to the above-referenced filing.  For the convenience of the Staff, we have set forth below, in boldface type, the text of the comment in the Comment Letter followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Comparison of the Years Ended December 31, 2013 and 2012

1.              In future annual and quarterly filings, please provide a discussion of the comparison of the consolidated results between periods that you previously provided, as found on pages 28-29 of your Form 10-K, in addition to your discussion of segment performance.  We believe that your previously disclosed narrative provides investors with detailed and quantified information regarding the reasons for significant changes in the line items on your statement of earnings.

Response:  In future annual and quarterly filings, we will provide a discussion of the comparison of the consolidated results between periods such as that found on pages 28-29 of our Form 10-K, in addition to our discussion of segment performance.

In addition, pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert

Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact Dawn Wolverton in the Company’s legal department at (972) 801-1160, or by facsimile at (972) 801-1476.

Sincerely,

/s/ Michael S. Wilding
Michael S. Wilding
Senior Vice President—Accounting, Global Controller and Interim Chief Financial Officer
Rent-A-Center, Inc.

cc:                                Dale Welcome, Securities and Exchange Commission

Dawn M. Wolverton, Rent-A-Center, Inc.

Thomas W. Hughes, Norton Rose Fulbright (Fulbright & Jaworski L.L.P.)

Stacy Sturgeon, KPMG LLP